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                                  SCHEDULE 14A
                                 (RULE 14A-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
                PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [_]
Filed by party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement          [_] Confidential, for Use of the
                                           Commission Only (as permitted by
                                           Rule 14a-6(e)(2))

[_] Definitive Proxy Statement

[_] Definitive Additional Materials

[_] Soliciting Material Pursuant
  to Rule 14a-11(c) or Rule 14a-
  12

                            FIRST INTERSTATE BANCORP
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             WELLS FARGO & COMPANY
    (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

Payment of Filing Fee (Check the appropriate box):

[_] $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(i)(2) or
Item 22(a)(2) of Schedule 14A.

[_] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

 (1) Title of each class of securities to which transaction applies:

 (2) Aggregate number of securities to which transaction applies:

 (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

 (4) Proposed maximum aggregate value of transaction:

 (5) Total fee paid:

[X] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule
  0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 (1) Amount Previously Paid:

 (2) Form, Schedule or Registration Statement No.:

 (3) Filing Party:

 (4) Date Filed:

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

                    PRELIMINARY COPY--SUBJECT TO COMPLETION

                                    [LOGO]

                             WELLS FARGO & COMPANY
                             420 MONTGOMERY STREET
                        SAN FRANCISCO, CALIFORNIA 94163

                                                                    , 1996

Dear First Interstate Stockholders,

  As you probably know by now, Wells Fargo is offering to acquire First Interstate in a tax-free exchange of two-thirds of a share of Wells Fargo common stock for each share of First Interstate common stock.

  First Interstate's board, which collectively owns less than 1% of the common stock of First Interstate, has rejected that exchange offer and, by maintaining obstacles to its completion, has refused to let you--the stockholders of First Interstate--realize its benefits. Instead, they are intent on pursuing a merger with First Bank System ("FBS"), even though in our view that merger offers you considerably less value.

                   DO NOT SUPPORT AN INFERIOR PROPOSAL

  . At all times since the competing proposals were announced, the Wells Fargo proposal has produced a substantially higher market value per First Interstate share than has the FBS proposal --a $14.97 per share premium, or an aggregate of $1.13 billion in excess of the FBS proposal, based on closing prices on December 29, 1995. This is true even though Wells Fargo believes the market has significantly discounted its shares since October 18, 1995 due to uncertainty over whether Wells Fargo will succeed in eliminating the obstacles to its exchange offer being maintained by the First Interstate board.

  . The First Interstate board has attempted to justify its endorsement of the lower market value FBS proposal on the basis of various financial reasons which Wells Fargo believes are subject to serious question.

  . In an extraordinary and perhaps unprecedented action, one of First
     Interstate's own financial advisors included in its fairness opinion relating to the FBS proposal an additional opinion that the original Wells Fargo proposal to merge with First Interstate (at an exchange ratio of 0.625, or approximately $8 to $9 per share lower than the value produced by the current Wells Fargo offer with an exchange ratio of two-thirds) was fair from a financial point of view to First Interstate stockholders. The other First Interstate financial advisor explicitly qualified its fairness opinion by stating that it was not passing on the relative merits of the competing proposals and by assuming that the FIB/FBS Merger is of long-term strategic importance to First Interstate solely on the basis of being so informed by the First Interstate board.

  Now the First Interstate board is soliciting your vote for the FBS merger at
a meeting scheduled to be held on            , 1996, despite the higher market
value of the Wells Fargo proposal and the case laid out in the attached Proxy Statement that the Wells Fargo exchange offer is superior.

                      PRESERVE YOUR OPPORTUNITY TO ACCEPT
              THE OFFER PROVIDING THE HIGHEST MARKET VALUE;
                          VOTE AGAINST THE FBS MERGER

  Wells Fargo cannot complete its exchange offer if the First Interstate stockholders approve the FBS merger. Thus, Wells Fargo urges you to vote against the FBS merger and preserve your opportunity to accept the higher market value Wells Fargo offer. If stockholders vote down the FBS merger:

  . We believe First Interstate's board will respect your vote, remove the obstacles it is maintaining to the completion of the Wells Fargo exchange offer (e.g., the First Interstate "poison pill" rights plan) and allow that offer to proceed. After all, as stated above, one of First Interstate's own financial advisors has already opined that the original Wells Fargo proposal was fair from a financial point of view to the First Interstate stockholders.

  . Even if the First Interstate board remains intransigent and ignores your views, First Interstate stockholders will still have the last word: Wells Fargo intends (if necessary) to proceed with a solicitation of written consents from stockholders to replace the First Interstate board with nominees committed to removing all obstacles to the completion of the Wells Fargo exchange offer.

  . In any event, Wells Fargo will continue to pursue its current litigation intended to force the First Interstate board to honor its fiduciary duties and remove the obstacles it is maintaining to a combination with Wells Fargo.

               WE SEE NO TIME ADVANTAGE TO THE FBS PROPOSAL

  The competing proposals are subject to obtaining virtually identical regulatory approvals. Wells Fargo is confident that it will be able to obtain the necessary regulatory approvals for its exchange offer in a time frame substantially identical to that in which FBS would be able to obtain the necessary regulatory approvals for its proposed merger. Accordingly, Wells Fargo is convinced that the FBS proposal offers no timing advantage over the Wells Fargo exchange offer. First Interstate stockholders should thus focus solely on the economics of the competing proposals. On this basis, Wells Fargo believes its exchange offer is clearly superior.

                            YOUR VOTE IS ESSENTIAL

  IF YOU WANT THE WELLS FARGO OFFER TO SUCCEED, VOTE AGAINST THE FBS PROPOSAL BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.

                                       Sincerely,

                                       [Signature--To Come]

                                       Paul Hazen
                                       Chairman and Chief Executive Officer


                                   IMPORTANT

  Only stockholders of record on            , 1996 are entitled to
vote.

  1. If your shares are held in your own name, please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided. If your shares are held in the name of a brokerage firm, bank or other institution, please sign, date and return the WHITE proxy card to such brokerage firm, bank or other institution in the envelope provided by that firm.

  2. Please be sure your latest dated proxy is a WHITE card voting AGAINST the FBS proposal. If you have already voted for the FBS proposal on First Interstate's [color] proxy card, it is not too late to change your vote; simply sign, date and return the WHITE proxy card. Only your latest dated proxy will be counted.

  If you have any questions or require any assistance in voting your shares, please call:

                             D.F. KING & CO., INC.

                          77 WATER STREET, 20TH FLOOR
                           NEW YORK, NEW YORK 10005
               BANKERS AND BROKERS CALL COLLECT: (212) 269-5550
                   ALL OTHERS CALL TOLL-FREE: 1-800-431-9646

      PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED JANUARY 2, 1996

                        SPECIAL MEETING OF STOCKHOLDERS
                                      OF
                           FIRST INTERSTATE BANCORP

                               ----------------

                     RELATING TO THE PROPOSED MERGER WITH
                            FIRST BANK SYSTEM, INC.

                               ----------------

                                PROXY STATEMENT
                                      OF
                             WELLS FARGO & COMPANY

  This Proxy Statement is furnished by Wells Fargo & Company ("Wells Fargo") in connection with its solicitation of proxies to be used at a special meeting of stockholders of First Interstate Bancorp ("First Interstate") to be held on
         , 1996 at       , at    a.m. local time, and at any adjournments,
postponements or reschedulings thereof (the "Special Meeting"). At the Special Meeting, the holders of shares of common stock of First Interstate (the
"Shares") of record on         , 1996 ("Stockholders") will be voting on
whether to approve and adopt the Agreement and Plan of Merger, dated as of November 5, 1995, by and among First Bank System, Inc. ("FBS"), Eleven Acquisition Corp., a subsidiary of FBS ("FBS Sub"), and First Interstate (the "FIB/FBS Merger Agreement") relating to a proposed merger between First Interstate and FBS Sub (the "FIB/FBS Merger"). This Proxy Statement is first
being mailed to Stockholders on or about         , 1996.

  On             , 1996, Wells Fargo commenced an offer (the "Wells Fargo
Offer") to exchange two-thirds of a share of Wells Fargo common stock ("Wells Fargo Common Stock") for each Share. Wells Fargo intends, as soon as practicable after consummation of the Wells Fargo Offer, to seek to acquire the remaining Shares pursuant to a merger with First Interstate (the "Wells Fargo Merger") in which each outstanding Share not acquired by Wells Fargo pursuant to the Wells Fargo Offer would be converted into the right to receive two-thirds of a share of Wells Fargo Common Stock. The Wells Fargo Offer by
its terms will expire on               , 1996, but Wells Fargo currently
intends to extend such offer from time to time until all conditions thereto have been satisfied or waived. The Wells Fargo Offer is being made solely
pursuant to Wells Fargo's prospectus dated               , 1996 (the "Wells
Fargo Prospectus," and, in the preliminary form dated January 2, 1996, the "Wells Fargo Preliminary Prospectus") and the related Letter of Transmittal which have been separately mailed to Stockholders. For additional information concerning the Wells Fargo Offer and the FIB/FBS Merger, see the Wells Fargo Preliminary Prospectus.

  The Board of Directors of First Interstate (the "First Interstate Board"), which collectively owns less than 1% of the outstanding Shares, has rejected the Wells Fargo Offer and, by maintaining obstacles to its completion, has refused to let the First Interstate Stockholders realize its benefits. Instead, the First Interstate Board is intent on pursuing the FIB/FBS Merger, even though in Wells Fargo's view that merger offers Stockholders considerably less value.

  THE PURPOSE OF THE SOLICITATION MADE BY THIS PROXY STATEMENT (THE "PROXY SOLICITATION") IS TO ENABLE FIRST INTERSTATE'S STOCKHOLDERS TO DECIDE FOR THEMSELVES WHICH PROPOSAL IS SUPERIOR AND TO ACT ACCORDINGLY.

  WELLS FARGO URGES YOU TO VOTE AGAINST THE FIB/FBS MERGER AGREEMENT AND PRESERVE YOUR OPPORTUNITY TO ACCEPT THE HIGHER MARKET VALUE WELLS FARGO OFFER. IF YOU WANT THE WELLS FARGO OFFER TO SUCCEED, VOTE AGAINST THE FIB/FBS MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.


                                  IMPORTANT

 Only Stockholders of record on        , 1996 (the "Record Date") are
 entitled to vote.

 1. If your Shares are held in your own name, please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided. If your shares are held in the name of a brokerage firm, bank or other institution, please sign, date and return the WHITE proxy card to such brokerage firm, bank or other institution in the envelope provided by that firm.

 2. Please be sure your latest dated proxy is a WHITE card voting AGAINST the FBS proposal. If you have already voted for the FBS proposal on First Interstate's [color] proxy card, it is not too late to change your vote; simply sign, date and return the WHITE proxy card. Only your latest dated proxy will be counted.

 If you have any questions or require any assistance in voting your Shares, please call:

                             D.F. KING & CO., INC.

                          77 WATER STREET, 20TH FLOOR
                           NEW YORK, NEW YORK 10005
               BANKERS AND BROKERS CALL COLLECT: (212) 269-5550
                   ALL OTHERS CALL TOLL-FREE: 1-800-431-9646

                                 INTRODUCTION

  On             , 1996, Wells Fargo commenced an offer (the Wells Fargo
Offer) to exchange two-thirds of a share of Wells Fargo Common Stock for each Share. Wells Fargo intends, as soon as practicable after consummation of the Wells Fargo Offer, to seek to acquire the remaining Shares pursuant to a merger with First Interstate (the Wells Fargo Merger) in which each outstanding Share not acquired by Wells Fargo pursuant to the Wells Fargo Offer would be converted into the right to receive two-thirds of a share of Wells Fargo Common Stock. The Wells Fargo Offer by its terms will expire on
     , 1996, but Wells Fargo currently intends to extend such offer from time to time until all conditions thereto have been satisfied or waived. The Wells Fargo Offer is being made solely pursuant to the Wells Fargo Prospectus and the related Letter of Transmittal which have been separately mailed to Stockholders. For additional information concerning the Wells Fargo Offer and the FIB/FBS Merger, see the Wells Fargo Preliminary Prospectus.

  The First Interstate Board, which collectively owns less than 1% of the outstanding Shares, has rejected the Wells Fargo Offer and, by maintaining obstacles to its completion, has refused to let the First Interstate Stockholders realize its benefits. Instead, the First Interstate Board is intent on pursuing the FIB/FBS Merger, even though in Wells Fargo's view that merger offers Stockholders considerably less value. See "Comparison of the Two Proposals" below.

  . At all times since the competing proposals were announced, the Wells
    Fargo Offer has produced a substantially higher market value per Share than has the FIB/FBS Merger proposal --a $14.97 per Share premium, or an aggregate of $1.13 billion in excess of the FBS proposal, based on closing prices on the last trading day before the date of this preliminary proxy statement. See "Comparison of the Two Proposals--Market Value" below. This is true even though Wells Fargo believes the market has significantly discounted its shares since October 18, 1995 due to uncertainty over whether Wells Fargo will succeed in eliminating the obstacles to its exchange offer being maintained by the First Interstate Board.

  . The First Interstate Board has attempted to justify its endorsement of the lower market value FIB/FBS Merger proposal on the basis of various financial reasons which Wells Fargo believes are subject to serious question. See "Comparison of the Two Proposals--Other Considerations Affecting Value" below.

  . In an extraordinary and perhaps unprecedented action, one of First
    Interstate's own financial advisors included in its fairness opinion relating to the FIB/FBS Merger proposal an additional opinion that the original Wells Fargo proposal to merge with First Interstate (at an exchange ratio of 0.625, or approximately $8 to $9 per share lower than the value produced by the current Wells Fargo Offer with an exchange ratio of two-thirds) was fair from a financial point of view to the First Interstate Stockholders. The other First Interstate financial advisor explicitly qualified its fairness opinion by stating that it was not passing on the relative merits of the competing proposals and by assuming that the FIB/FBS Merger is of long-term strategic importance to First Interstate solely on the basis of being so informed by the First Interstate board.

  THE PURPOSE OF THIS PROXY SOLICITATION IS TO ENABLE FIRST INTERSTATE'S STOCKHOLDERS TO DECIDE FOR THEMSELVES WHICH PROPOSAL IS SUPERIOR AND TO ACT ACCORDINGLY.

  Wells Fargo cannot complete the Wells Fargo Offer if the First Interstate Stockholders approve the FIB/FBS Merger Agreement. Thus, Wells Fargo urges Stockholders to vote against the FIB/FBS Merger Agreement and preserve the Stockholders opportunity to accept the higher value Wells Fargo Offer. If Stockholders do not approve and adopt the FIB/FBS Merger Agreement, Wells Fargo believes the First Interstate Board will respect the Stockholders' vote, remove the obstacles it is maintaining to the completion of the Wells Fargo Offer (e.g., the First Interstate "poison pill" rights plan) and allow that offer to proceed. After all, as stated above, one of First Interstate's own financial advisors has already opined that the original Wells Fargo proposal was fair from a financial point of view to the First Interstate Stockholders. However, if the First Interstate Board remains intransigent and ignores the views of the Stockholders, Wells Fargo intends (if necessary) to proceed with a solicitation of written consents from Stockholders to replace the First Interstate Board with nominees committed to removing all obstacles to the completion of the Wells Fargo Offer. In any event, Wells Fargo will continue to pursue its current litigation intended to force the First Interstate Board to honor its fiduciary duties and remove the obstacles it is maintaining to a combination with Wells Fargo.

  The competing proposals are subject to obtaining virtually identical regulatory approvals. Wells Fargo is confident that it will be able to obtain the necessary regulatory approvals for the Wells Fargo Offer in a time frame substantially identical to that in which FBS would be able to obtain the necessary regulatory approvals for the FIB/FBS Merger. Accordingly, Wells Fargo is convinced that the FIB/FBS Merger proposal offers no timing advantage over the Wells Fargo Offer. Stockholders should thus focus solely on the economics of the competing proposals. On this basis, Wells Fargo believes the Wells Fargo Offer is clearly superior. See "Comparison of the Two Proposals" below.

                        BACKGROUND OF THE SOLICITATION

THE ORIGINAL PROPOSAL

  On September 7, 1995, Paul Hazen, Chairman and Chief Executive Officer of Wells Fargo, met with William Siart, Chairman and Chief Executive Officer of First Interstate, to discuss the possibility of a merger of the two companies. No conclusions were reached, but Mr. Siart indicated that First Interstate would probably not be prepared to consider a merger in the immediate future. On the afternoon of October 17, 1995, Mr. Hazen telephoned Mr. Siart to inform him that Wells Fargo intended to deliver a letter containing a new merger proposal to First Interstate and that Mr. Hazen would like to meet with Mr. Siart later that day to deliver the letter in person and to discuss the proposal. Mr. Siart asked for some time to consider the request, but called Mr. Hazen back shortly thereafter to say that he saw no reason for the two of them to meet. Wells Fargo's letter was then delivered to First Interstate.

  On October 18, 1995, First Interstate and, shortly thereafter, Wells Fargo publicly announced that Wells Fargo had made a proposal (the "Original Proposal") to First Interstate for a tax-free merger in which First Interstate's Stockholders would receive 0.625 of a share of Wells Fargo Common Stock for each Share. Wells Fargo believes the market reacted favorably to the announcement, with the Wells Fargo Common Stock closing on that date at $229 per share, an increase of $15.375 (7.2%) from its closing price the day before. Based on that market price, the Original Proposal represented a $37.13 per Share, or 35%, premium to the closing price per First Interstate Share on the preceding day.

  On October 26, 1995, Mr. Siart and Mr. Hazen met again. At that meeting, Mr. Siart acknowledged that a merger of First Interstate and Wells Fargo would enhance stockholder value. Mr. Hazen explained the estimates of cost savings and reductions in revenue being used by Wells Fargo. Mr. Hazen also offered to have the individuals at Wells Fargo who had prepared those estimates meet with their counterparts at First Interstate in order to discuss potential cost savings and reductions in revenue if there were any questions about Wells Fargo's estimates, but Mr. Siart responded that that would not be necessary since he agreed with the economic value of the Wells Fargo estimates. Mr. Hazen then offered to raise the exchange ratio in Wells Fargo's proposal to
0.65 of a share of Wells Fargo Common Stock for each Share if First Interstate would enter into a merger agreement with Wells Fargo. Mr. Siart rejected this increased offer but indicated that First Interstate might accept a merger with a 0.70 exchange ratio. Mr. Hazen stated that Wells Fargo was unwilling to raise its bid any further at that time.

  On October 31, 1995, Mr. Siart and Mr. Hazen again met. Mr. Hazen again offered to have the individuals at Wells Fargo who had prepared the estimates of cost savings and reductions in revenue meet with their counterparts at First Interstate in order to review such estimates in detail, but Mr. Siart again declined that offer. Mr. Siart then indicated that he would be prepared to recommend a merger with Wells Fargo if Wells Fargo would increase the exchange ratio in its proposal to a 0.68 exchange ratio. Mr. Hazen replied that he believed that an exchange ratio of 0.65 was a bid that was fair to the stockholders of First Interstate and Wells Fargo.

  On November 1, 1995, Messrs. Siart and Hazen talked again, this time by telephone, but made no further progress towards an agreement. Mr. Hazen attempted to reach Mr. Siart on November 2nd and November 3rd by telephone, but his calls were not returned.

THE FIB/FBS MERGER AGREEMENT

  On November 5, 1995, First Interstate, FBS and FBS Sub entered into the FIB/FBS Merger Agreement pursuant to which FBS Sub and First Interstate would effect the FIB/FBS Merger and each Share would be converted into the right to receive 2.60 shares of FBS common stock. Under the terms of the FIB/FBS Merger Agreement, following the consummation of that merger, FBS would change its name to First Interstate Bancorp and there would be an even split of the Board of the combined company. The FIB/FBS Merger is subject to a number of conditions which are identical in all material respects to the conditions of the Wells Fargo Offer, including among others that all regulatory and stockholder approvals be obtained, although it is also subject to an additional condition which is not a condition to the Wells Fargo Offer, namely that each of First Interstate and FBS shall have received a letter from its accountants to the effect that the FIB/FBS Merger qualifies for pooling of interests accounting treatment. BASED ON DISCUSSIONS WITH ITS ACCOUNTANTS, KPMG PEAT MARWICK LLP, WELLS FARGO BELIEVES THERE IS A SIGNIFICANT QUESTION AS TO WHETHER THE FIB/FBS MERGER QUALIFIES FOR POOLING OF INTERESTS ACCOUNTING TREATMENT IN LIGHT OF (I) THE INCREASED SHARE REPURCHASE PROGRAM FBS ANNOUNCED IN CONNECTION WITH THE FIB/FBS MERGER, AND (II) THE NUMBER OF TAINTED SHARES THAT ARE, BASED ON STATEMENTS MADE BY FBS, EXPECTED TO BE OUTSTANDING AT THE TIME OF THE CLOSING OF THE FIB/FBS MERGER, WHICH SHARES, FOLLOWING THEIR EXCHANGE FOR FBS COMMON STOCK, WOULD ALONE EXCEED 10% OF THE FBS COMMON STOCK OUTSTANDING PRIOR TO THE CLOSING OF THE FIB/FBS MERGER. FOR A DISCUSSION OF THE CONDITIONS TO THE WELLS FARGO OFFER, SEE "THE OFFER--GENERAL" IN THE WELLS FARGO PRELIMINARY PROSPECTUS.

  As a further condition to the execution and delivery of the FIB/FBS Merger Agreement, FBS and First Interstate executed reciprocal transaction termination fee letter agreements providing for the payment of "break-up" fees in certain circumstances (the "Reciprocal Fee Letters") and reciprocal stock option agreements providing for the grant of options to purchase each other's common stock in certain circumstances (the "Reciprocal Stock Option Agreements").

  For a more detailed description of the FIB/FBS Merger Agreement, see "Background of the Offer--FIB/FBS Merger Agreement" in the Wells Fargo Preliminary Prospectus.

  First Interstate entered into the FIB/FBS Merger Agreement (as well as the Reciprocal Fee Letters and the Reciprocal Stock Option Agreements) despite the fact that, based on the last available closing prices per share prior to doing so, the FIB/FBS Merger produced a value (at the 2.60 exchange ratio) of $132.28 per Share while the then current Wells Fargo proposal produced a value (at the 0.65 exchange ratio) of $137.96 per Share, or $5.68 per Share higher. In fact, based on the averages of the closing prices per share on the 15 trading days (which 15 trading day period encompasses the announcements of both proposals) prior to entering into the FIB/FBS Merger Agreement, the FIB/FBS Merger produced a value of $132.15 per Share while the then current Wells Fargo proposal produced a value of $139.41 per Share, or $7.26 per Share higher. Moreover, according to First Interstate's statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on November 20, 1995 (as amended, the "First Interstate Schedule 14D-9"), First Interstate entered into the FIB/FBS Merger Agreement (and "lock-up" arrangements) despite the finding by one of its financial advisors (Morgan Stanley & Co. Incorporated) that Wells Fargo's Original Proposal (at a 0.625 exchange ratio, or 6.3% below the exchange ratio being offered pursuant to the Wells Fargo Offer) was also fair from a financial point of view to the Stockholders.

  According to the First Interstate Schedule 14D-9, FBS and certain other potential merger candidates were afforded an opportunity to discuss with First Interstate's financial advisors a possible business combination with First Interstate. Wells Fargo was not contacted by First Interstate's financial advisors and was not afforded an opportunity to conduct due diligence on First Interstate or to receive any confidential information. First Interstate has also amended its "poison pill" rights plan and taken certain other actions to accommodate the FIB/FBS Merger, but has not taken any similar action with respect to any Wells Fargo proposal.

THE WELLS FARGO OFFER AND RELATED ACTIONS

  On November 13, 1995, Wells Fargo announced its intention to offer to exchange two-thirds of a share of Wells Fargo Common Stock for each Share. In a publicly released letter setting forth the Wells Fargo Offer, Mr. Hazen again stated that Wells Fargo would be prepared to enter into a merger agreement with First Interstate providing for the same consideration as the Wells Fargo Offer. In the event that First Interstate did not elect to terminate the FIB/FBS Merger Agreement, Wells Fargo offered to agree to a process pursuant to which both FBS and Wells Fargo would each have 10 days to submit their best and final merger proposals, which proposals would together be presented to First Interstate's Stockholders who could decide for themselves which proposal was in their best interest. This latter proposal was designed to reduce the time and expense involved in a prolonged contest, and the resultant disruption to First Interstate, but neither First Interstate's management nor the First Interstate Board has responded to the proposal.

  As part of the November 13, 1995 announcement, Wells Fargo also stated that it anticipated filing (a) this Proxy Statement and (b) preliminary consent solicitation materials with the Commission for use in soliciting written consents from Stockholders of First Interstate to replace the current members of the First Interstate Board with nominees who are committed to removing any obstacles to the Wells Fargo Merger. THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS FROM STOCKHOLDERS. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

  Wells Fargo also announced on November 13, 1995 the filing of a complaint against First Interstate, the members of the First Interstate Board, FBS and FBS Sub in the Delaware Chancery Court which, among other things, seeks to invalidate the FIB/FBS Merger Agreement and the "lock-up" arrangements granted to FBS pursuant to the Reciprocal Fee Letters and the Reciprocal Stock Option Agreements and seeks injunctive relief requiring the First Interstate Board to redeem the "poison pill" rights associated with the Shares and to prevent First Interstate from using anti-takeover devices or taking other actions intended to impede or delay the acquisition of First Interstate by Wells Fargo. For a further description of this litigation (including information concerning an amended complaint alleging that FBS repurchased on the open market more than $125 million of its common stock, thereby artificially inflating the price of the FBS common stock and denying First Interstate's stockholders the ability to assess accurately the market value of the FIB/FBS Merger proposal or compare it to the Wells Fargo Offer), and for a description of certain class action litigation brought against the members of the First Interstate Board and FBS and certain litigation brought by First Interstate and FBS against Wells Fargo, see "Background of the Offer--Litigation" in the Wells Fargo Preliminary Prospectus.

  On November 13, 1995, Wells Fargo filed applications and notices in draft form with the Federal Reserve Bank of San Francisco (the "FRB-SF") seeking approval of, among other things, the Wells Fargo Offer and the Wells Fargo Merger; the applications and notices were refiled in final form on November 17, 1995. Wells Fargo has filed additional applications and notices with various governmental authorities seeking all approvals required to permit consummation of the Wells Fargo Offer and the Wells Fargo Merger. FBS announced that it filed an application in final form for the FIB/FBS Merger with the Federal Reserve Bank of Minneapolis (the "FRB-M") on November 10, 1995. On December 14, 1995, the FRB-M accepted the FBS application and wrote that it expected a Federal Reserve Board decision by February 12, 1996. On December 20, 1995, the FRB-SF accepted Wells Fargo's application and wrote that it expected a Federal Reserve Board decision by February 18, 1996. Based on the foregoing, as well as Wells Fargo's stated position that it will make all divestitures required by the regulatory authorities, and based on discussions with its counsel, Sullivan & Cromwell, Wells Fargo is confident that it will be able to obtain the regulatory approvals required for the Wells Fargo Offer and the Wells Fargo Merger on a timely basis and in a time frame substantially identical to that in which FBS would be able to obtain the regulatory approvals required for the FIB/FBS Merger. See "The Offer-- Regulatory Approval Condition" in the Wells Fargo Preliminary Prospectus.

  On November 20, 1995, the First Interstate Schedule 14D-9 was filed with the Commission stating, among other things, that the First Interstate Board was committed to completing the FIB/FBS Merger and recommending that First Interstate's Stockholders not tender their Shares in the Wells Fargo Offer. Wells Fargo believes that most of the reasons cited in the First Interstate
Schedule 14D-9 for selecting the FIB/FBS Merger proposal over the Wells Fargo Offer are subject to serious question, and that these reasons do not justify the rejection of the Wells Fargo Offer with its substantially higher market value. See "Comparison of the Two Proposals--Other Considerations Affecting Value" below.

  AT ALL TIMES DURING THE FIRST INTERSTATE BOARD'S CONSIDERATION OF EACH WELLS FARGO PROPOSAL AND FBS PROPOSAL, THE THEN CURRENT WELLS FARGO PROPOSAL HAS PRODUCED AN IMPLIED PURCHASE PRICE HIGHER THAN THE IMPLIED PURCHASE PRICE PRODUCED BY THE THEN CURRENT FBS PROPOSAL. ON DECEMBER 29, 1995 (THE LAST TRADING DAY PRIOR TO THE DATE OF THIS PRELIMINARY PROSPECTUS) THE DIFFERENTIAL AMOUNTED TO $14.97 PER SHARE, AND THE AGGREGATE VALUE OF THE OFFER EXCEEDED THE AGGREGATE VALUE OF THE FBS PROPOSAL BY APPROXIMATELY $1.15 BILLION.

TIMING OF THE WELLS FARGO OFFER

  The Wells Fargo Offer is currently scheduled to expire on    , 1996;
however, it is Wells Fargo's current intention to extend the Wells Fargo Offer from time to time as necessary until all conditions to the Wells Fargo Offer have been satisfied or waived. See "The Offer--Extension, Termination and Amendment" in the Wells Fargo Preliminary Prospectus. Wells Fargo expects that the Wells Fargo Stockholder Approval Condition (as defined in the Wells Fargo
Preliminary Prospectus) will be satisfied by    , 1996 (the date on which it
has called a special meeting of its stockholders to approve the issuance of shares of Wells Fargo Common Stock pursuant to the Wells Fargo Offer and the Wells Fargo Merger) and that the other conditions to the Wells Fargo Offer will be satisfied once the Regulatory Approval Condition, the FIB/FBS Merger Agreement Condition and the Rights Plan and DGCL 203 Condition (as each term is defined in the Wells Fargo Preliminary Prospectus) are satisfied.

  Wells Fargo is confident that it will be able to obtain the regulatory approvals required for the Wells Fargo Offer and the Wells Fargo Merger on a timely basis and in a time frame substantially identical to that in which FBS would be able to obtain the regulatory approvals required for the FIB/FBS Merger. See "The Offer--Regulatory Approval Condition" in the Wells Fargo Preliminary Prospectus.

  First Interstate has scheduled a special stockholders meeting to vote on the
FIB/FBS Merger Agreement on     , 1996. Assuming First Interstate's
stockholders do not approve the FIB/FBS Merger Agreement, the FIB/FBS Merger Agreement Condition will then be satisfied. Wells Fargo believes that the First Interstate Board would at that point respect the vote of First Interstate's stockholders and remove the obstacles it is maintaining to the Wells Fargo Offer and Wells Fargo Merger, thereby satisfying the Rights Plan and DGCL 203 Condition. However, if the First Interstate Board does not do so, Wells Fargo presently intends to commence a solicitation of written consents from First Interstate's stockholders (or continue such a consent solicitation if it has by then already been commenced) to replace the members of the First Interstate Board with individuals who would (subject to their fiduciary duties) do so. Although Wells Fargo does not currently expect to commence such a consent solicitation prior to First Interstate's special stockholders meeting, it reserves the right to do so if circumstances so warrant. Wells Fargo believes that commencement of such a consent solicitation would not require regulatory approval. Any such consent solicitation would be consummated as soon as any required approvals are obtained (Wells Fargo has already applied for such approvals as part of its applications to satisfy the Regulatory Approval Condition) and unrevoked and valid consents of the holders of a majority of the outstanding Shares are delivered to First Interstate. Wells Fargo also intends to pursue its currently pending litigation in order to satisfy the Rights Plan and DGCL 203 Condition. For further information about the Rights Plan and DGCL 203 Condition and Wells Fargo's plans for satisfying it, see "The Offer--Rights Plan and DGCL 203 Condition" in the Wells Fargo Preliminary Prospectus.

                        COMPARISON OF THE TWO PROPOSALS

  Wells Fargo is convinced that the Wells Fargo Offer provides demonstrably superior value when compared to the FBS proposal, in both the short and the long term, for the First Interstate Stockholders.

MARKET VALUE

  It is beyond question that the Wells Fargo Offer has produced a substantially higher market value per Share than has the FIB/FBS Merger proposal.

                                          MARKET VALUE PER SHARE PRODUCED BY
                                         WELLS FARGO OFFER AND FIB/FBS MERGER*
                                        ---------------------------------------
                                        WELLS FARGO
                                        OFFER AT A  FIB/FBS MERGER
                                        TWO-THIRDS    AT A 2.60
                                         EXCHANGE      EXCHANGE
BASED ON CLOSING PRICES ON                 RATIO        RATIO      DIFFERENTIAL
--------------------------              ----------- -------------- ------------
October 17, 1995.......................   $142.42      $135.20        $7.22
 (trading day before announcement of
 Original Proposal)
October 18, 1995.......................    152.67       134.23        18.44
 (day of announcement of Original
 Proposal)
December 29, 1995......................    144.00       129.03        14.97
 (last trading day before the date of
 this preliminary proxy
 statement)
Average of indicated number of trading
 days preceding
 December 29, 1995:
 10 Trading Days.......................    143.22       130.33        12.89
 20 Trading Days.......................    144.08       132.60        11.48
 30 Trading Days.......................    143.23       133.63         9.60

--------

* Based on the closing price per share of the common stock of Wells Fargo or FBS, as the case may be, for the indicated dates or periods. The then current exchange ratio proposed by Wells Fargo before October 26, 1995 was 0.625 and the then current exchange ratio proposed by Wells Fargo from October 26, 1995 until announcement of the Offer on November 13, 1995 was 0.65 rather than the two-thirds ratio used in this chart.

  Moreover, the indicated differentials in market value between the competing proposals were realized even though Wells Fargo believes the market has significantly discounted its shares since October 18, 1995 due to uncertainty over whether Wells Fargo will succeed in eliminating the obstacles to its exchange offer being maintained by the First Interstate Board.

OTHER CONSIDERATIONS AFFECTING VALUE

  In the First Interstate Schedule 14D-9, First Interstate included a list of reasons for selecting the FIB/FBS Merger proposal over the Wells Fargo Offer. Wells Fargo believes that most of these reasons are subject to serious question, and that these reasons do not justify the rejection of Wells Fargo's proposal with its substantially higher market value. A discussion of such reasons and Wells Fargo's responses follows.

 FIRST INTERSTATE'S
   LISTED REASON                                WELLS FARGO'S RESPONSE
 ------------------                             ----------------------
 An FBS merger produces a top three     Five of those states have a combined
 ranking (in terms of deposits) in ten  population of less than 4.5 million
 states, or six more states than a      people. A Wells Fargo merger (unlike
 Wells Fargo merger.                    an FBS merger) produces a top three
                                        ranking in California; the population
                                        of the states where a Wells Fargo
                                        merger produces a top three ranking is
                                        40 million while the population of the
                                        states where an FBS merger produces a
                                        top three ranking is only 21 million.

 A Wells Fargo merger would produce     Four out of First Interstate's five
 greater concentration in California    most recent significant acquisitions
 assets, specifically California real   (based on asset size as set forth on
 estate loans, which "is inconsistent   page 32 of First Interstate's 1994
 with the First Interstate Board's      Annual Report) have been in
 longstanding desire to achieve greater California. Further, First Interstate
 geographic diversification."           has sold its operations in Oklahoma
                                        and part of its operations in New
                                        Mexico. Between 1993 and 1994 First
                                        Interstate increased its total
                                        California real estate loans by 151%
                                        and its California commercial real
                                        estate loans by 78%.

 A FBS merger would provide further     First Interstate's serious financial
 geographic diversification of assets   problems in the early 1990's were
 outside California and thereby reduce  widely attributed to credit quality
 credit risk.                           and other problems in its units
                                        outside California, primarily Arizona
                                        and Texas.

 A Wells Fargo merger presents a        First Interstate's stated philosophy
 "materially increased exposure to real notwithstanding, between 1993 and 1994
 estate lending, which exposure is      First Interstate's total real estate
 inconsistent with First Interstate's   loans increased by 61% and its
 credit philosophy."                    commercial real estate loans increased
                                        by 33%.

 Anticipated cost savings from an FBS   When measured against a comparable
 merger as compared to a Wells Fargo    expense base, Wells Fargo's estimate
 merger.                                of cost savings from a Wells Fargo
                                        merger is $500 million higher than
                                        FBS's estimate of cost savings from an
                                        FBS merger. Moreover, Wells Fargo is
                                        convinced that its estimate is
                                        conservative while the FBS estimate is
                                        unrealistic--(i) the FBS estimate (as
                                        a percentage of operating expense
                                        base) is two to three times those
                                        projected in comparable transactions,
                                        while the Wells Fargo estimate is
                                        consistent with those projected in
                                        comparable transactions and (ii) the
                                        FBS estimate includes no provision for
                                        revenue loss, while the Wells Fargo
                                        estimate does.

 Wells Fargo's cost savings would be    The statement is internally
 accompanied by substantial revenue     inconsistent, and the former claim is
 losses, while FBS's cost savings would inconsistent with statements by both
 not.                                   First Interstate and FBS for their own
                                        in-market acquisitions and
                                        inconsistent with projections in other
                                        bank mergers.

 Wells Fargo would lose substantial     Even at the highest divestiture levels
 revenues through divestitures.         estimated in preliminary proxy
                                        materials filed with the Commission by
                                        First Interstate, Wells Fargo is
                                        convinced net revenue loss would be
                                        minimal.

 Wells Fargo would lose substantial     Wells Fargo's experience in the
 revenues through "significant" deposit Crocker National merger (an in-market
 attrition.                             merger with a company that, at the
                                        time of acquisition, represented 70%
                                        of Wells Fargo's assets) demonstrates
                                        that deposits can grow, even given a
                                        substantial reduction in branches, if
                                        that reduction is properly managed.

 FIRST INTERSTATE'S
   LISTED REASON                                WELLS FARGO'S RESPONSE
 ------------------                             ----------------------
 FBS would have no significant revenue  FBS's presentations to analysts show reductions as a result of cost savings 32% of their projected cost savings
 because its cost savings would be      coming from line operations.
 primarily derived from consolidation
 of back office and operating systems
 (as opposed to line operations).

 FBS has a proven record of achieving   An FBS acquisition of First Interstate
 cost savings and efficiencies in ac-   and another pending FBS acquisition
 quisitions; Wells Fargo has not con-   would require integration of
 summated the acquisition of a signifi- institutions with assets aggregating
 cant bank since 1988.                  over 178% of FBS's total assets, while
                                        a Wells Fargo acquisition of First
                                        Interstate would require integration
                                        of an institution with assets
                                        aggregating 110% of Wells Fargo's
                                        total assets. The current FBS
                                        management has never consummated an
                                        acquisition comparable to Wells
                                        Fargo's acquisition of Crocker
                                        National, which represented 70% of
                                        Wells Fargo's assets at the time, and
                                        none of FBS's recent acquisitions
                                        represented more than 30% of FBS's
                                        total assets at the time of
                                        announcement; all six of Wells Fargo's
                                        most senior executive officers were
                                        executive officers at the time of the
                                        Crocker National acquisition. Wells
                                        Fargo's 1990 acquisition of Great
                                        American's assets and deposits was
                                        larger (in terms of deposits) than any
                                        acquisition by First Interstate and
                                        larger than all but one of FBS's
                                        acquisitions since that time.

 A Wells Fargo merger would provide     Wells Fargo sees substantial revenue
 fewer product lines and revenue growth growth opportunities in a merger with
 opportunities.                         First Interstate, in supermarket
                                        branches and banking centers, small
                                        business lending, consumer lending,
                                        direct distribution, commercial
                                        lending, trust and investment
                                        management. In addition, Wells Fargo
                                        notes that FBS's ratio of noninterest
                                        income (after subtracting a non-
                                        recurring gain) to average assets
                                        (2.3% on an annualized basis for the
                                        quarter ended September 30, 1995) is
                                        currently lower than the comparable
                                        ratio for Wells Fargo (2.7% on an
                                        annualized basis for the quarter ended
                                        September 30, 1995).

 First Interstate Stockholders could    This conclusion can be reached only if
 achieve higher cash earnings per share FBS is assumed to achieve cost savings from an FBS merger than a Wells Fargo  two to three times the level projected
 merger.                                in other major market extension
                                        mergers in the banking industry and
                                        Wells Fargo is assumed to suffer
                                        revenue loss greater than projected
                                        and far above industry norms. If cost
                                        savings and revenue reductions are
                                        more in line with Wells Fargo
                                        projections and industry norms, a
                                        Wells Fargo merger would produce
                                        substantially higher cash earnings per
                                        share.

 FIRST INTERSTATE'S
   LISTED REASON                                WELLS FARGO'S RESPONSE
 ------------------                             ----------------------
 Although First Interstate acknowledges Wells Fargo has already made
 that it is "likely that Wells would    substantial divestiture commitments to
 ultimately receive all [regulatory]    eliminate this concern. Wells Fargo is
 approvals," Wells Fargo could require  confident that it will be able to a longer period of time because of an- obtain the regulatory approvals
 titrust concerns.                      required for the Wells Fargo Offer and
                                        the Wells Fargo Merger on a timely
                                        basis and in a time frame
                                        substantially identical to that in
                                        which FBS would be able to obtain the
                                        regulatory approvals required for the
                                        FIB/FBS Merger. See "Background of the
                                        Solicitation--Timing of the Wells
                                        Fargo Offer."

 Fairness opinions of First Inter-      In an extraordinary and perhaps
 state's financial advisors.            unprecedented action, one of First
                                        Interstate's own financial advisors
                                        included in its fairness opinion an
                                        additional opinion that Wells Fargo's
                                        Original Proposal to merge with First
                                        Interstate (at an exchange ratio of
                                        0.625, or approximately $8 to $9 per
                                        Share lower than the value produced by
                                        the Wells Fargo Offer with an exchange
                                        ratio of two-thirds) was fair from a
                                        financial point of view to the First
                                        Interstate Stockholders. The other
                                        First Interstate financial advisor
                                        explicitly qualified its fairness
                                        opinion by stating that it was not
                                        passing on the relative merits of the
                                        competing proposals and by assuming
                                        that the FIB/FBS Merger is of long-
                                        term strategic importance to First
                                        Interstate solely on the basis of
                                        being so informed by the First
                                        Interstate Board.

 First Interstate and FBS "share common Wells Fargo also has a number of
 information systems which should       systems in common with First
 greatly facilitate the integration of  Interstate. Wells Fargo believes that the two companies' operations;" "[i]n  these common systems between FBS and
 contrast, Wells utilizes               First Interstate and Wells Fargo and
 a system which is incompatible with    First Interstate would merely simplify
 First Interstate's."                   initial customer conversions and do
                                        not impact overall systems efficiency
                                        (which depends on interactions between
                                        systems and systems architecture).
                                        Wells Fargo believes that its systems
                                        architecture (which is based on an
                                        open network and distributed
                                        computing) provides it with a
                                        substantial systems advantage with
                                        respect to new product development and
                                        ongoing operating efficiency.

 The trading price of Wells Fargo's     This is also true of FBS's common
 common stock in relation to book value stock. The price to book value and
 and earnings is among the highest in   price to earnings (using 1996
 the banking industry.                  earnings) ratios as set forth in First
                                        Call estimates as of December 29, 1995
                                        for the Wells Fargo Common Stock and
                                        the FBS Common Stock and the average
                                        of these ratios for the 25 largest
                                        banks (excluding Wells Fargo and First
                                        Interstate) were 3.0x and 9.8x, 2.4x
                                        and 10.7x and 1.7x and 10.1x,
                                        respectively.

 FIRST INTERSTATE'S
   LISTED REASON                                WELLS FARGO'S RESPONSE
 ------------------                             ----------------------
 Concerns that the Wells Fargo propos-  Wells Fargo believes there is no al, but not the FBS proposal, would be meaningful difference between purchase
 accounted for as a purchase rather     accounting and pooling of interests
 than a pooling of interests.           accounting. In addition, based on
                                        discussions with its accountants (KPMG
                                        Peat Marwick LLP), Wells Fargo
                                        believes there is a significant
                                        question as to whether the FBS
                                        transaction will qualify for pooling
                                        of interests accounting treatment (in
                                        light of both the increased share
                                        repurchase program announced by FBS in
                                        connection with the FIB/FBS Merger
                                        Agreement and the number of tainted
                                        First Interstate Shares).

 A risk that the market value of Wells  The market value of Wells Fargo's
 Fargo's common stock would decline if  common stock increased by $15.375 on the market rejected Wells Fargo's view the day of the announcement of Wells
 that the combined company should be    Fargo's Original Proposal to acquire
 valued with an emphasis on cash flow.  First Interstate using purchase accounting.

 The combined FBS-First Interstate en-  The combined Wells Fargo-First tity would be the ninth largest bank-  Interstate entity would rank seventh
 ing institution in the country in      largest in terms of assets and fourth
 terms of total assets and fifth larg-  largest in terms of market value.
 est in terms of market value.

 The expectation that the FBS merger    Wells Fargo also expects that its
 will be tax free.                      proposal will be tax free.

  In addition, the First Interstate Schedule 14D-9 refers generally and vaguely to such issues as FBS's compatible and complementary corporate philosophy and Wells Fargo's "very different" strategies and "significantly different characteristics." Wells Fargo was never, however, given a sufficient opportunity to address any of these concerns with First Interstate. Likewise, the First Interstate Schedule 14D-9 refers repeatedly to presentations by First Interstate's financial advisors on various issues and to such financial advisors' roles in assisting First Interstate to find a potential merger partner, but Wells Fargo, unlike FBS and certain other potential merger partners, was never given an opportunity to meet or discuss any of these issues with First Interstate's financial advisors.

  Moreover, in its November 6, 1995 press release announcing the FIB/FBS Merger Agreement, First Interstate listed "the hostile nature of the Wells approach" as one of its reasons for selecting the FIB/FBS Merger proposal over the Wells Fargo Offer. This reason, however, is not relevant to a determination of which proposal provides greater value for the First Interstate Stockholders. In any event, this reason is particularly uncompelling in light of the fact that Wells Fargo made its offer directly to Stockholders only after several attempts to arrange a negotiated transaction with First Interstate were rejected by First Interstate's management and the First Interstate Board.

VALUE OF FRANCHISE

  At the base of every banking institution's operations is the institution's relationship with its present and prospective customers, individuals and corporations doing business as borrowers and depositors or obtaining other services from the institution. A banking institution's opportunities for the future necessarily depend on the economic base and economic potential of the territory it serves, which can be measured in terms such as population and population growth, retail sales, households, industrial production and employment, as well as the institution's market share in the territory it serves. Wells Fargo has a history of success with individual and small business customers. Wells Fargo is also known for its expertise in the area of alternative delivery as it conducts business with many of its customers via phone, ATMs, supermarket locations and electronically through the Internet. Wells Fargo currently ranks as the second largest California based bank with total deposits of approximately $37 billion and with a market presence that is geographically broad based as Wells Fargo operates throughout the entire state.

  With the proposed combination with First Interstate, Wells Fargo will solidify its position in California with deposits of approximately $58 billion. Additionally, through the presence of First Interstate in other western states, the new company will rank number one, two, or three in terms of deposits in four states (California, Oregon, Arizona and Nevada). The population of California (approximately 31 million), coupled with the population of First Interstate's territory outside California (approximately 43 million), represent 28% of the country's population and the states represented are some of the fastest growing in the country. The combination of Wells Fargo and First Interstate would benefit not only from the current economic turnaround of California but also from the above average growth of the other western states in which the combined entity would be doing business.

  FBS's territory, by contrast, is much smaller and less populous and has growth prospects that are lower than the geographic region in which First Interstate operates. Thus, when viewing the two respective franchises, Wells Fargo believes a Wells Fargo/First Interstate combination with its deeper penetration of the populous California market coupled with the rapid growing western states covered by First Interstate is preferable to an FBS/First Interstate combination with its diversification into a geographical area which would dilute the economic growth prospects for First Interstate's Stockholders. Put differently, a combination of Wells Fargo and First Interstate would span fewer states than would a combination of FBS and First Interstate, but the population of the states where Wells Fargo and First Interstate combined would rank number one, two or three in terms of deposits would be approximately 40 million while the population of the states where FBS and First Interstate combined would rank number one, two or three in terms of deposits would be only approximately 21 million.

                                  WELLS FARGO

  Wells Fargo is a bank holding company incorporated under the laws of the State of Delaware and registered under the Bank Holding Company Act of 1956, as amended. Based on total consolidated assets at December 31, 1994, it was the 15th largest bank holding company in the United States, having total deposits of $42.3 billion and total assets of $53.4 billion.

  Wells Fargo's principal subsidiary is Wells Fargo Bank, N.A., which is the seventh largest bank in the United States and is the successor to the banking portion of the business founded by Henry Wells and William G. Fargo in 1852. The bank provides a broad range of financial products and services through electronic and traditional channels. Customers can access accounts electronically seven days a week, 24 hours a day. Besides serving as banker to millions of California households, Wells Fargo provides a full range of banking and financial services to commercial, corporate, real estate and small business customers across the nation. Its primary lines of business are summarized under the caption "Business of Wells Fargo" in the Wells Fargo Preliminary Prospectus.

  Wells Fargo is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. The reports, proxy statements and other information filed by Wells Fargo with the Commission may be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices in New York (Seven World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such material may be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition such material can be inspected at the offices of the New York Stock Exchange, Inc. (20 Broad Street,

New York, New York 10005) and the Pacific Stock Exchange (301 Pine Street, San Francisco, California 94104), on which certain of Wells Fargo's securities, including the Wells Fargo Common Stock, are listed.

  Wells Fargo has its principal executive offices at 420 Montgomery Street, San Francisco, California 94163, telephone number (415) 477-1000.

  Certain information concerning the directors and executive officers of Wells Fargo and other representatives of Wells Fargo who may solicit proxies from Stockholders is set forth in Annex A hereto. Certain information concerning the Shares held by the persons described in the preceding sentence and by Wells Fargo, and certain transactions between any of them and First Interstate, is set forth in Annex B hereto.

                             VOTING OF PROXY CARDS

PROCEDURAL INSTRUCTIONS

  The accompanying WHITE proxy card will be voted in accordance with the Stockholder's instructions on such WHITE proxy card. Stockholders may vote against the approval and adoption of the FIB/FBS Merger Agreement or may withhold their votes or vote for such approval and adoption by marking the proper box on the WHITE proxy and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a Stockholder returns a WHITE proxy card that is signed, dated and not marked, that Stockholder will be deemed to have voted against approval and adoption of the FIB/FBS Merger Agreement.

  Only Stockholders of record on the record date are eligible to give their proxies. Therefore, any Stockholder owning shares held in the name of a brokerage firm, bank, or other institution should sign, date and return the WHITE proxy card to such brokerage firm, bank or other institution in the envelope provided by that firm.

  Approval and adoption of the FIB/FBS Merger Agreement requires the affirmative vote of a majority of Shares outstanding on the Record Date.

  WELLS FARGO URGES YOU TO VOTE AGAINST THE FIB/FBS MERGER AGREEMENT AND PRESERVE YOUR OPPORTUNITY TO ACCEPT THE HIGHER VALUE WELLS FARGO OFFER. IF YOU WANT THE WELLS FARGO OFFER TO SUCCEED, VOTE AGAINST THE FIB/FBS MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.

REVOCATION OF PROXIES

  An executed proxy may be revoked at any time prior to its exercise by submitting another proxy with a later date, by appearing in person at the Special Meeting and voting or by sending a written, signed, dated revocation which clearly identifies the proxy being revoked to either (a) Wells Fargo in care of D.F. King & Co., Inc. at 77 Water Street, 20th Floor, New York, New York 10005, or (b) the principal executive offices of First Interstate at 633 West Fifth Street, Los Angeles, California 90071. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. Wells Fargo requests that a copy of any revocation sent to First Interstate also be sent to Wells Fargo in care of D.F. King & Co., Inc. at the above address so that Wells Fargo may more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the Shares then outstanding.

  IF YOU HAVE ALREADY SENT A PROXY CARD TO THE BOARD OF DIRECTORS OF FIRST INTERSTATE, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE FIB/FBS MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

APPRAISAL RIGHTS

  According to statements made by FBS in its Registration Statement on Form S-4 relating to the FIB/FBS Merger, Stockholders will not be entitled to any appraisal rights in connection with the FIB/FBS Merger.

                              OWNERSHIP OF SHARES

  Each Share is entitled to one vote, and the Shares are the only class of securities of First Interstate currently entitled to vote at the Special Meeting. According to First Interstate's Form 10-K for the fiscal year ended December 31, 1994, there were approximately 24,976 holders of record of Shares as of February 28, 1995, and according to First Interstate's Form 10-Q for the period ending September 30, 1995, as of October 31, 1995, there were 75,744,254 Shares outstanding.

  The following table sets forth the share ownership of all persons who own beneficially more than 5% of First Interstate's outstanding Shares to the extent known by the persons on whose behalf the proxy solicitation is being made. The information below with respect to such beneficial ownership is based upon information filed with the Commission pursuant to Sections 13 (d) or 14 of the Exchange Act.

                                                       AMOUNT AND
                                                         NATURE
                                                           OF
                                                       BENEFICIAL    PERCENT OF
                                                       OWNERSHIP     OUTSTANDING
   NAME AND ADDRESS OF BENEFICIAL OWNER                OF SHARES       SHARES
   ------------------------------------                ----------    -----------
   DI Associates and KKR Associates................... 6,131,693(1)     8.26%
    c/o Kohlberg Kravis Roberts & Co.
    9 West 57th Street
    New York, NY 10019
   Oppenheimer Group, Inc. ........................... 5,170,191(2)     6.78%
    Oppenheimer Tower,
    World Financial Center
    New York, NY 10281
   The Capital Group Companies, Inc. and
    Capital Research Management Company............... 4,084,020(3)     5.36%
    333 South Hope Street
    Los Angeles, CA 90071

--------
(1) According to the First Interstate Proxy Statement, dated March 20, 1995 (the "First Interstate Proxy Statement") this information is based upon a
    Schedule 13D dated February 3, 1993 filed with the Commission jointly by DI Associates and KKR Associates, which have sole voting and dispositive power as to all of the Shares.
(2) According to the First Interstate Proxy Statement, this information is based upon a Schedule 13G dated February 1, 1995 filed with the Commission by Oppenheimer Group, Inc. ("Group"), as a parent holding company on behalf of Oppenheimer & Co., L.P. and Group's subsidiary companies and/or certain investment advisory clients or discretionary accounts of such subsidiaries. Group does not have sole voting and dispositive power with respect to any of the Shares, and has shared voting and dispositive power as to all of the Shares. An investment advisory subsidiary, Oppenheimer Capital, has shared voting and dispositive power as to 5,130,281 of such Shares, and sole voting and dispositive power as to none of the Shares.
(3) This information is based upon a Schedule 13G dated February 8, 1995 filed with the Commission by The Capital Group Companies, Inc. and Capital Research Management Company. The Capital Group Companies, Inc. has sole voting power with respect to 54,020 of the Shares and sole dispositive power with respect to all of the Shares, while Capital Research Management Company does not have sole voting power with respect to any of the Shares and has sole dispositive power with respect to 4,030,000 Shares.

  For information relating to the ownership of Shares by the current directors and executive officers of First Interstate, see Annex C hereto.

  The information concerning First Interstate contained in this Proxy Statement (including Annex C hereto) has been taken from or is based upon documents and records on file with the Commission and other publicly available information. Wells Fargo has no knowledge that would indicate that statements relating to First Interstate contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete. Wells Fargo, however, has not been given access to the books and records of First Interstate, was not involved in the preparation of such information and statements, and is not in a position to verify, or make any representation with respect to the accuracy of, any such information or statements.

  The First Interstate Proxy Statement contains additional information concerning the Shares, beneficial ownership of the Shares by and other information concerning First Interstate's directors and officers, compensation paid to executive officers, and the principal holders of Shares.

                            SOLICITATION OF PROXIES

  Proxies will be solicited by mail, telephone, telegraph, telex, telecopier and advertisement and in person. Solicitation may be made by directors, executive officers and other representatives of Wells Fargo. See Annex A hereto for a listing of such persons.

  Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of Shares for which they hold of record and Wells Fargo will reimburse them for their reasonable out-of-pocket expenses.

  In addition, Wells Fargo has retained D.F. King & Co., Inc. ("D.F. King") to assist and to provide advisory services in connection with this Proxy Solicitation for which D.F. King will be paid a fee of not more than $200,000 and will be reimbursed for reasonable out-of-pocket expenses. Wells Fargo will indemnify D.F. King against certain liabilities and expenses in connection with the Proxy Solicitation, including liabilities under the federal securities law.

  CS First Boston Corporation ("CS First Boston") and Montgomery Securities ("Montgomery Securities") are providing certain financial advisory services to Wells Fargo in connection with its proposal to acquire First Interstate, including, among other things, the Proxy Solicitation. For information concerning the fees to be paid to CS First Boston and Montgomery Securities in connection with such engagement, see "The Offer--Fees and Expenses" in the Wells Fargo Preliminary Prospectus. Wells Fargo has also agreed to reimburse each of CS First Boston and Montgomery Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in connection with its engagement, and has agreed to indemnify each of CS First Boston and Montgomery Securities and certain related persons and entities against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In connection with CS First Boston's and Montgomery Securities' engagement as financial advisors, Wells Fargo anticipates that certain employees of each of CS First Boston and Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Stockholders for the purpose of assisting in the Proxy Solicitation. CS First Boston and Montgomery Securities will not receive any fee for or in connection with such solicitation activities by their respective employees apart from the fees they are otherwise entitled to receive as described above.

  In addition to the fees to be received by CS First Boston in connection with its engagement as financial advisor to Wells Fargo, since January 1, 1993, CS First Boston has rendered various investment banking and financial advisory services for Wells Fargo for which it has received customary compensation.

  The expenses related to the Proxy Solicitation will be borne by Wells Fargo. Wells Fargo does not intend to seek reimbursement of its expenses related to the Proxy Solicitation from First Interstate whether or not the Proxy Solicitation is successful.

  If you have any questions concerning this Proxy Solicitation or the procedures to be followed to execute and deliver a proxy, please contact D.F. King & Co., Inc. at the address or phone number specified below.

  YOUR PROXY AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO GRANT YOUR PROXY BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.

                                          Wells Fargo & Company

January  , 1996

-------------------------------------------------------------------------------

                             D.F. KING & CO., INC.
                          77 Water Street, 20th Floor
                           New York, New York 10005
               Bankers and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll-Free: 1-800-431-9646

-------------------------------------------------------------------------------

                                    ANNEX A

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                  OF WELLS FARGO AND OTHER REPRESENTATIVES OF
                      WELLS FARGO WHO MAY SOLICIT PROXIES

  The following tables set forth the name, business address and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and executive officers of Wells Fargo and other representatives of Wells Fargo who may solicit proxies from Stockholders of First Interstate.

                DIRECTORS AND EXECUTIVE OFFICERS OF WELLS FARGO

        NAME AND PRINCIPAL                     PRESENT OFFICE OR OTHER
         BUSINESS ADDRESS*               PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------------  -------------------------------------------
H. Jesse Arnelle...................  Director; Senior Partner of Arnelle,
 Arnelle, Hastie, McGee, Willis &    Hastie, McGee, Willis & Greene
 Greene
 1 Market Plaza
 Spear Street Tower, 39th Floor
 San Francisco, California 94105
William R. Breuner.................  Director; Retired Chairman of the Board of
 The Moraga Professional Center      the John Breuner Company
 1042 Country Club Drive, Suite 2C
 Moraga, California 94556
William S. Davila..................  Director; President Emeritus of The Vons
 The Vons Companies, Inc.            Companies, Inc.
 618 Michillinda Avenue
 Arcadia, California 91007
Rayburn S. Dezember................  Director; Retired Chairman of the Board of
 5401 California Avenue              Central Pacific Corp.
 Bakersfield, California 93309
Paul Hazen.........................  Chairman of the Board and Chief Executive
                                     Officer
Robert K. Jaedicke.................  Director; Professor (Emeritus) of
 Graduate School of Business, Room   Accounting and Former Dean of the Graduate
 289                                 School of Business, Stanford University
 Stanford University
 Stanford, California 94305
Ellen M. Newman....................  Director; President, Ellen Newman
 Ellen Newman Associates             Associates
 323 Geary Street, Suite 507
 San Francisco, California 94102
Philip J. Quigley..................  Director; Chairman, President and Chief
 Pacific Telesis Group               Executive Officer of Pacific Telesis
 130 Kearney Street, 37th Floor      Group
 San Francisco, California 94108
Carl E. Reichardt..................  Director; Retired Chairman of the Board
Donald B. Rice.....................  Director; President and Chief Operating
 Teledyne, Inc.                      Officer of Teledyne, Inc.
 2049 Century Park East, 15th Floor
 Los Angeles, California 90067

        NAME AND PRINCIPAL                    PRESENT OFFICE OR OTHER
        BUSINESS ADDRESS*               PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------  -------------------------------------------
Susan G. Swenson..................  Director; President and Chief Executive
 Cellular One                       Officer of Cellular One
 651 Gateway Boulevard, Suite 1500
 South San Francisco, California
 94080
Chang-Lin Tien....................  Director; Chancellor of the University of
 Office of the Chancellor           California, Berkeley
 200 California Hall
 University of California
 Berkeley, California 94720
John A. Young.....................  Director; Retired President and Chief
 Hewlett-Packard Company            Executive Officer of Hewlett-Packard
 3200 Hillview Avenue               Company
 Palo Alto, California 94304
William F. Zuendt.................  Director; President and Chief Operating
                                    Officer
Michael J. Gillfillan.............  Vice Chairman
Charles M. Johnson................  Vice Chairman
 2030 Main Street, Suite 900
 Irvine, California 92714
Clyde W. Ostler...................  Vice Chairman
Rodney L. Jacobs..................  Vice Chairman and Chief Financial Officer
Leslie L. Altick..................  Executive Vice President and Director of
 343 Sansome Street                 Corporate Communications
 San Francisco, California 94163
Patricia R. Callahan..............  Executive Vice President and Personnel
                                    Director
Frank A. Moeslein.................  Executive Vice President and Controller
 343 Sansome Street
 San Francisco, California 94163
Guy Rounsaville, Jr...............  Executive Vice President, Chief Counsel and
                                    Secretary
Ross J. Kari......................  Executive Vice President and General
                                    Auditor
Eric D. Shand.....................  Executive Vice President and Chief Loan
 111 Sutter Street                  Examiner
 San Francisco, California 94163

--------

* Unless otherwise indicated, the principal business address of each director and executive officer is Wells Fargo & Company, 420 Montgomery Street, San Francisco, California 94163.

  OTHER REPRESENTATIVES OF WELLS FARGO WHO MAY SOLICIT PROXIES

   NAME AND PRINCIPAL                        PRESENT OFFICE OR OTHER
   BUSINESS ADDRESS*                   PRINCIPAL OCCUPATION OR EMPLOYMENT
   ------------------            -----------------------------------------------
   Richard E. Thornburgh........ Chief Financial Officer, CS First Boston
   Michael E. Martin............ Managing Director, CS First Boston
   Mark S. Maron................ Managing Director, CS First Boston
   Olivier P. Sarkozy........... Vice President, CS First Boston
   Andrew C. Rosenburgh......... Associate, CS First Boston
   J. Richard Fredericks........ Senior Managing Director, Montgomery Securities
   James C. Hale................ Managing Director, Montgomery Securities

--------
* The principal business address of each representative of CS First Boston is CS First Boston Corporation, Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055, and the principal business address of each representative of Montgomery Securities is 600 Montgomery Street, San Francisco, California 94111.

                                    ANNEX B

 SHARES HELD BY WELLS FARGO, ITS DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN
    EMPLOYEES AND OTHER REPRESENTATIVES OF WELLS FARGO WHO MAY ALSO SOLICIT PROXIES, AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND FIRST INTERSTATE

  Wells Fargo purchased 100 Shares on November 1, 1995 for $124 5/8 per share (excluding mark-ups or commissions). As of December 5, 1995, Wells Fargo owned beneficially 100 Shares. Additionally, as of October 20, 1995, Wells Fargo held 1,961,095 Shares (or approximately 2.6% of the outstanding Shares) in a fiduciary capacity. Wells Fargo disclaims beneficial ownership of the Shares owned in such fiduciary capacity and any other Shares held by any pension plan of Wells Fargo or any affiliates of Wells Fargo.

  Philip J. Quigley beneficially owns 500 Shares through the Philip J. Quigley Trust.

  As of November 1, 1995, Rayburn S. Dezember had outstanding a loan from First Interstate in a principal amount of $365,000.

  As the Chancellor of the University of California, Berkeley, Chang-Lin Tien is an officer of the Regents of the University of California (the "Regents"), the legal entity which encompasses the University of California. The Regents' business relationships with First Interstate Bank of California ("FICAL"), a subsidiary of First Interstate, include: (i) FICAL's acting as trustee under $1.9 billion in debt issued by the Regents (for which the Regents paid FICAL $231,800 in trustee fees from the period from January 1, 1994, through September 30, 1995), (ii) FICAL's acting as lender of certain construction and other loans made to the Regents (for which there was $122 million outstanding as of September 30, 1995), and (iii) the maintenance of two deposit accounts with FICAL (for which the Regents incurred $671,000 in service fees and other charges from January 1, 1994, through September 30, 1995).

  Each of CS First Boston and Montgomery Securities engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of their business, CS First Boston and Montgomery Securities may actively trade the securities of First Interstate for their own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. As of December 1, 1995, CS First Boston held a net long position of approximately 5,893 Shares, and Montgomery Securities held no Shares. Neither CS First Boston nor Montgomery Securities admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Exchange Act by the Commission, in the solicitation to which this Proxy Statement relates or that such Schedule 14A requires the disclosure in this Proxy Statement of certain information concerning CS First Boston and Montgomery Securities.

  Except as disclosed in this Proxy Statement, to the best knowledge of Wells Fargo, none of Wells Fargo, its directors and executive officers or other representatives of Wells Fargo named in Annex A hereto has any interest direct or indirect, by security holdings or otherwise, in First Interstate.

                                    ANNEX C

      SHARES HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF FIRST INTERSTATE

  The following table sets forth as of February 21, 1995 (with the exception of shares held in the Employee Savings Plan, which are reported as of December 31, 1994) the number of Shares beneficially owned by each director, the chief executive officer and each of the four other most highly compensated executive officers (and by all directors and executive officers as a group) of First Interstate. The information contained in the table is derived from information contained in the First Interstate Proxy Statement.

                                                   AMOUNT AND NATURE
                                                     OF BENEFICIAL   PERCENT OF
                                                     OWNERSHIP OF    OUTSTANDING
NAME OF BENEFICIAL OWNER(1)                          SHARES(2)(3)      SHARES
---------------------------                        ----------------- -----------
John E. Bryson(4)(5)..............................         7,640          *
Edward M. Carson(4)(6)............................       255,394          *
Dr. Jewel Plummer Cobb............................         8,290          *
James J. Curran(6)(7).............................        86,641          *
Ralph P. Davidson.................................         9,500          *
Myron Du Bain(4)..................................        36,939          *
Don C. Frisbee....................................         3,872          *
Mary M. Gates(8)..................................         8,335          *
George M. Keller(4)...............................        10,896          *
William F. Kieschnick(4)..........................         8,100          *
Thomas L. Lee.....................................         6,300          *
Dr. William F. Miller(4)..........................        10,310          *
J.J. Pinola(4)....................................         8,842          *
William S. Randall(5)(6)..........................       115,940          *
Dr. Steven B. Sample..............................         7,000          *
Forrest N. Shumway(4).............................        10,000          *
William E. B. Siart(6)............................       215,004          *
Richard J. Stegemeier(4)..........................         7,800          *
Daniel M. Tellep..................................         7,500          *
Bruce G. Willison(5)(6)(7)........................       115,504          *
All directors and executive officers as a group
 (30 persons) (4)(5)(6)(7)(8)(9)(10)(11)..........     1,292,066        1.69%

--------
* Represents less than 1% of the outstanding Shares.
(1) Subject to applicable community property and similar statutes, the persons listed as beneficial owners of the Shares have sole voting and investment power with respect to such shares except as noted.
(2) Fractional Shares resulting from participation in the Dividend Reinvestment and Stock Purchase Plan and the Employee Savings Plan of First Interstate Bancorp have been rounded to the nearest whole share.
(3) Includes the number of Shares that could be purchased by exercise of options presently exercisable, or exercisable within 60 days from February 21, 1995, under First Interstate's stock option plans.
(4) Includes the following Shares held by a living or family trust formed by the named individual in which voting or investment power may be shared: Mr. Bryson, 500 Shares; Mr. Carson, 30,482 Shares; Mr. Du Bain, 23,839 Shares; Mr. Keller, 5,896 Shares; Mr. Kieschnick, 7,100 Shares; Dr. Miller, 2,310 Shares; Mr. Pinola, 8,842 Shares; Mr. Shumway, 2,000 Shares; and Mr. Stegemeier, 4,800 Shares. Also includes 4,000 Shares held in an Individual Retirement Account by Mr. Du Bain.
(5) Includes Shares held jointly, or in other capacities, as to which in some cases beneficial ownership may be disclaimed.

(6) Includes the following shares held by the Trustee of the Employee Savings Plan in the accounts of the named individuals as of December 31, 1994:

      Edward M. Carson...................................................    801
      William E. B. Siart................................................ 16,527
      William S. Randall.................................................  9,830
      Bruce G. Willison..................................................  4,972
      James J. Curran.................................................... 13,338
      All executive officers as a group (15 persons)..................... 56,479

 (7) Includes the following performance units awarded pursuant to the 1991, 1992 and 1993 annual incentive plans and issued under the 1991 Performance Stock Plan (each performance stock unit represents a Share):

      Mr. Willison........................................................ 1,777
      Mr. Curran.......................................................... 1,543
      All executive officers as a group (15 persons)...................... 7,692

  The performance stock units will be paid in Shares or cash upon the occurrence of certain events, at the executive officer's election, including the first to occur of termination of employment, retirement or a specified date. Additional performance unit credit will be received based on the value of dividends paid on the underlying performance stock units.
 (8) Mrs. Gates' stock ownership is reported as of June 9, 1994, the date of her death.
 (9) Includes 97,213 Shares held in living or family trusts in which voting or investment power may be shared.
(10) No directors or executive officers of First Interstate owned any shares of Series F or Series G Preferred Stock of the Corporation.
(11) Includes shares of Restricted Stock awarded by the Compensation Committee pursuant to the First Interstate's 1991 Performance Stock Plan.

                    PRELIMINARY COPY--SUBJECT TO COMPLETION

                           [FORM OF PROXY CARD-WHITE]


                    PROXY SOLICITED BY WELLS FARGO & COMPANY
    IN OPPOSITION TO THE PROXY SOLICITED BY THE BOARD OF DIRECTORS OF FIRST
                               INTERSTATE BANCORP

      Unless otherwise specified below, the undersigned, a holder of record of shares of Common Stock, par value $2.00 per share (the "Shares"), of First Interstate Bancorp ("First Interstate") on
                   , 1996 (the "Record Date"), hereby appoints
                 ,                 or                , or any of them,
    the proxy or proxies of the undersigned, each with full power of substitution, to attend the Special Meeting of Stockholders of First
    Interstate to be held on            , 1996 at which holders of
    Shares will be voting on approval and adoption of the Agreement and Plan of Merger, dated as of November 5, 1995, by and among First Bank System, Inc., Eleven Acquisition Corp., and First Interstate (the "FIB/FBS Merger Agreement"), and at any adjournments, postponements or reschedulings thereof, and to vote as specified in this Proxy all the Shares which the undersigned would otherwise be entitled to vote if personally present. The undersigned hereby revokes any previous proxies with respect to the matters covered in this proxy:

     WELLS FARGO RECOMMENDS A VOTE AGAINST APPROVAL AND ADOPTION OF THE
                          FIB/FBS MERGER AGREEMENT.

         (IF RETURNED CARDS ARE SIGNED AND DATED BUT NOT MARKED, THE
        UNDERSIGNED WILL BE DEEMED TO HAVE VOTED AGAINST APPROVAL AND
                 ADOPTION OF THE FIB/FBS MERGER AGREEMENT.)

    1. Approval and adoption of the FIB/FBS Merger Agreement.

                 [_] AGAINST       [_] ABSTAIN       [_] FOR

    2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

      IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE, PLEASE CONTACT D.F. KING & CO., INC. AT (800) 431-9646

      Proxies can only be given by Stockholders of record on the Record Date. Please sign your name below exactly as it appears on your stock certificate(s) on the Record Date or on the label affixed hereto. When Shares are held of record by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

                                          Dated: _________________ , 1996

                                          -------------------------------
                                             Signature (Title, if any)

                                          -------------------------------
                                             Signature if held jointly

    PLEASE SIGN, DATE AND RETURN PROXY PROMPTLY IN THE ENCLOSED POSTAGE-
                               PAID ENVELOPE.